City e-Solutions Limited




03029977

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

27 August 2003

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SUPPL



Dear Sir,

We are pleased to enclose the following document for your attention:

A copy announcement dated 26 August 2003

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

File NO: 82-3667



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2003 INTERIM RESULTS — ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures.

	Note	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Turnover	2	34,884	40,459
Cost of sales		(8,952)	(9,000)
Gross profit		25,932	31,459
Other income (net)	3	11,954	18,313
Administrative expenses	4	(26,669)	(49,267)
Profit from operations	2	11,217	505
Profit from ordinary activities before taxation		11,217	505
Taxation	5	(55)	(425)
Profit from ordinary activities after taxation		11,162	80
Minority interests		27	2,895
Profit attributable to shareholders		11,189	2,975
Dividends	6	—	—
Retained profit for the period		11,189	2,975
Earnings per share	7		
Basic		2.92 cents	0.78 cents

Notes:-

1. This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants, whose review report is included in the interim financial report to be sent to shareholders.

2. The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

   a) **Principal Activities**

	Investment Holding Six months ended 30 June 2003 HK$'000	2002 HK$'000	Hospitality Related Services Six months ended 30 June 2003 HK$'000	2002 HK$'000	Consolidated Six months ended 30 June 2003 HK$'000	2002 HK$'000
Revenue from external customers	6,086	5,927	28,798	34,532	34,884	40,459
Profit/(loss) from operations	12,020	20,059	(803)	(19,554)	11,217	505
Taxation					(55)	(425)
Minority interests					27	2,895
Profit attributable to shareholders					11,189	2,975
Depreciation and amortisation for the period	541	565	951	1,037	1,492	1,602

   b) **Geographical Locations of Operations**

	Group Turnover Six months ended 30 June 2003 HK$'000	2002 HK$'000	Profit/(loss) from operations Six months ended 30 June 2003 HK$'000	2002 HK$'000
Hong Kong	5,337	5,927	11,342	20,059
Singapore	786	0	678	0
United States	28,761	34,532	(803)	(19,554)
	34,884	40,459	11,217	505

3. The analysis of other income (net) is as follows:

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Exchange gain net	4,351	17,136
Net gain on sale of fixed assets	65	132
Unrealised gain on stating securities at fair value (net)	7,458	810
Others	80	235
	11,954	18,313

4. Administrative expenses were largely incurred by the hospitality related services business units. A one-off restructuring charge amounting to HK$15.6 million was incurred in the previous corresponding period ended 30 June 2002.

5. Taxation

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Hong Kong taxation	—	411
Overseas taxation	55	14
	55	425

   Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

   The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

   The Group did not have material unprovided deferred taxation at the balance sheet date.

6. Dividends

   a) Dividends attributable to the interim period

   The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2003 (2002: Nil).

   b) Dividends attributable to the previous financial year, approved and paid during the interim period.

   Six months ended 30 June

7. Earnings per share

   a) Basic earnings per share

   The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$11.2 million (2002: HK$3.0 million) and on 383,125,524 (2002: 383,125,524) ordinary shares in issue during the period.

   b) Diluted earnings per share

   Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its activities in the United States.

Weak economic growth, the Iraq war and the SARS virus, which affected the West Coast hotels that relied on Asian travellers, made the operating environment in the US hospitality industry in the first half extremely challenging. There was a palpable diminution in corporate and leisure travel during this period which adversely affected SWAN's revenues as they are aligned to the business volume and revenue stream of its hotel customers.

For the 1st half of the year, SWAN recorded revenues of HK$29.5 million, a decline of 14.5% against the previous corresponding period, incurring a small net loss of HK$0.1 million. This was a significant improvement over the previous corresponding period's net loss of HK$19.5 million which included a one-time restructuring charge of HK$15.6 million. The major contributing factor for the much lower losses was the significant reduction in SWAN's operating cost base, which resulted from the cost rationalization and restructuring exercise carried out in the first half of last year.

SWAN continued to have some successes in signing new contracts for its hotel management and reservation distribution and advisory businesses with several new contracts for the first six months of the year.

Financial Commentary

Group Performance

Despite a lower Group turnover, City e-Solutions Limited Group ("ces Group") recorded a higher net profit attributable to its shareholders of HK$11.2 million, an increase of 276.1%, as compared to a net profit of HK$3.0 million in the previous corresponding period. The improvement in the Group's result was due mainly to lower expenses which includes allowances for doubtful receivables of HK$2.7 million during the period under review and the absence of a one-off restructuring charge of HK$15.6 million incurred in the previous corresponding period. Consequently, administrative expenses amounted to HK$26.7 million, down 45.9%, from HK$49.3 million in the previous corresponding period.

The Group's turnover decreased by 13.8% to HK$34.9 million from HK$40.5 million which can be attributed to a rationalization of its risk management services as well as the cessation in provision of accounting services. However, SWAN reported improved revenues for both of its core businesses comprising hotel management and reservation distribution over the previous corresponding period.

The lower interest income pursuant to the continuing decline in interest rates globally which was however, partially mitigated by a dividend income received on the Group's quoted equity security invested during the period under review.

The Group reported a lower other net income of HK$12.0 million, down 34.7% from HK$18.3 million in the previous corresponding period. Other net income comprises principally exchange gain of HK$4.4 million and an amount of HK$7.5 million to restate the Group's investment at fair value as at 30 June 2003.

Financial Position, Cash Flow and Borrowings

As at 30 June 2003, the Group's gross assets stood at HK$610.3 million, marginally up from HK$609.6 million as at 31 December 2002.

For the period under review, net operating cash inflow amounted to HK$3.4 million. During the period under review, to increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security which increased in value to HK$30.8 million as at 30 June 2003. A further HK$7.7 million was paid to shareholders as dividends. Consequently, the Group reported a cash and cash equivalents of HK$524.1 million as at 30 June 2003 and HK$553.4 million as at 31 December 2002.

The Group has no borrowings for the financial period ended 30 June 2003.

Treasury Activities

The Group's major foreign currency exposure has been reduced significantly. The majority of the Sterling Pound deposits previously held by the Group have now been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

For the period under review, the Group has an average of 40 employees with a total payroll costs of HK$15.0 million as compared to an average of 66 employees for the previous corresponding period with a total payroll costs of HK$21.4 million.

Prospects

The economic environment in the United States is showing some signs of recovery in the second half of this year. However, the timing and strength of this recovery remain highly uncertain. We will continue to adopt a prudent approach in managing the businesses by ensuring that costs are kept in line with the level of business activities. The hotel management and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

While adopting a cautious approach, we will be more active in evaluating suitable investment opportunities in the coming six months to take advantage of the possible improvement in the economic environment in 2004. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2003.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph